February 25, 2016

VIA EDGAR

Mark P. Shuman

Branch Chief - Legal

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

Washington, D.C.

Re: Bebuzee Ltd.

Amendment No. 8 to Registration Statement on Form S-1

Filed February 12, 2016

File No. 333-206577

Dear Mr. Shuman:

On behalf of Bebuzee Ltd. (the “Registrant” or the “Company”) we respond below to comments of the SEC staff on the above-referenced registration statement. We set forth specific staff comments and then provide our response. We have attached a revised draft prospectus reflecting our responses and minor product changes, clarifications and corrections.

Exhibit 23.2

1.	Please revise to refer to the periods as of and for the six months ended September 30, 2015 and 2014, respectively, consistent with the periods of the Report of Independent Registered Public Accounting Firm.

RESPONSE: The Registrant has attached a revised consent to its Registration Statement as Exhibit 23.2.

Sincerely,

/s/ Adam S. Tracy

Adam S. Tracy